UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62

NIRE 35.3.0015881-4

NOTICE TO THE MARKET

VIVO VENTURES

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), hereby informs its shareholders and the market in general that, Vivo Ventures, a fund held by the Company together with Telefónica Open Innovation, S.L. (Unipersonal) for investment in Corporate Venture Capital, has acquired a minority stake worth US$1,550,000 in AGL Holding, the holding company of Agrolend Sociedade de Crédito, Financiamento e Investimento S.A. ("Agrolend")."

Agrolend is an agricultural fintech that provides credit to small and medium rural producers in Brazil to finance the development of agricultural productions and encourage investment in inputs, equipment, and technology that increase the productivity and profitability of producers. The fintech makes millions of reais in credit available to farmers annually and has the potential to promote the offering of the Company's products to such an audience, providing connectivity and solutions for better management of the field.

This is the sixth investment made by Vivo Ventures since its creation in April 2022. The investment in Agrolend reinforces the Company's presence as a hub of digital services, with advancements in innovative solutions.

São Paulo, October 18th, 2024.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 18, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director